UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INHIBITOR THERAPUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45720M 10 5

(CUSIP Number)

James McNulty

c/o Inhibitor Therapeutics, Inc.

900 West Platt St., Suite 200

Tampa, Florida 33606

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45720M 10 5

1	Names of Reporting Person. BLACK ROBE CAPITAL, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization [ ]

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,101,057
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 20,101,057
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,101,057
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.7%
14	Type of Reporting Person OO

CUSIP No. 45720M 10 5

1	Names of Reporting Person. James McNulty
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 27,047,192
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 27,047,192
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,047,192
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.74%
14	Type of Reporting Person IN

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.0001 per share (“Common Stock”), of Inhibitor Therapeutics, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 900 West Platt St, Suite 200, Tampa, FL 33606.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by Black Robe Capital, LLC, which is the holder of record of approximately 11.7% of the issued and outstanding shares of Common Stock of the Company as of the date hereof (“Black Robe”) and James McNulty, the sole manager of Black Robe (collectively, with Black Robe, the “Reporting Persons”).

(b)	The principal business and principal office address of each of the Reporting Persons is 900 West Platt St, Suite 200, Tampa, FL 33606.

(c)	Present Principal Occupation or Employment

For Black Robe: Not applicable

For Mr. McNulty: Chief Financial Officer of the Company and sole manager of Black Robe

(d)	During the last five years, neither of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Citizenship/Place of Organization

For Black Robe:

For Mr. McNulty: United States of America

Item 3. Source and Amount of Funds or Other Consideration

Hedgepath, LLC, the holder of 79,627,069 shares of Common Stock of the Company, effected a pro rata distribution of its shares to its members. Each of the Reporting Persons were members of Hedgepath, LLC and received their respective pro rata portion of the distribution of the shares of Common Stock of the Company.

Item 4. Purpose of Transaction

The Reporting Persons have no current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 171,793,134 shares of Common Stock issued and outstanding as of May 5, 2023, as reported by the Company in its Annual Report on Form 10-K, filed by the Company with the SEC on March 31, 2023) are as follows:

James A. McNulty

a)

Amount beneficially owned: 27,047,192 consists of the following:

☐   946,135 shares owned in his individual capacity

☐   20,101,057 shares owned by Black Robe Capital LLC

☐   6,000,000 shares owned by Hopkins Capital Group II, LLC, which Mr. McNulty is the sole manager

			Percentage: 15.74%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote of the shares owned by himself, Black Robe Capital LLC and Hopkins Capital Group II, LLC:	27,047,192
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to vote or to direct the vote of the shares owned by himself, Black Robe Capital LLC and Hopkins Capital Group II, LLC:	27,047,192
	iv.	Shared power to dispose or to direct the disposition of:	0

BlackRobe Capital LLC
a)		Amount beneficially owned: 20,101,057	Percentage: 11.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	20,101,057
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	20,101,057
	iv.	Shared power to dispose or to direct the disposition of:	0

(c)	Except as described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2023	Black Robe Capital LLC

	By:	/s/ James McNulty
Name: James McNulty
Title: Manager of Black Robe Capital LLC

May 23, 2023		/s/ James McNulty
James McNulty